

Mail Stop 3561

October 14, 2015

Mark A. Pytosh
Chief Executive Officer
CVR GP, LLC
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

>**Re: CVR Partners, LP**
>**Registration Statement on Form S-4**
>**Filed September 17, 2015**
>**File No. 333-206982**

Dear Mr. Pytosh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 10

1. Please revise your summary to include the aggregate purchase price or merger consideration calculated on a preliminary basis. It should be calculated as of the same date used to summarize your purchase price consideration (e.g. September 10, 2015) within Note 2 to your pro forma financial statements.

Unaudited Comparative Per Unit Information, page 30

2. Reference is made to the caption Equivalent pro forma combined – Rentech Nitrogen. Your disclosure in footnote (e) on page 31 states that the pro forma amounts are calculated by multiplying pro forma combined CVR Partners amounts by 1.04 CVR

Partners common units for each Rentech Nitrogen common unit. However, your calculation of Pro Forma combined – CVR Partners amounts is already based upon amounts which take into account the additional shares (i.e. 113,602 and 113,593 for the six months ended June 30, 2015 and December 31, 2014, respectively). In this regard, please clarify for us the purpose of the amounts and why you believe they are calculated appropriately.

Unaudited Prospective Financial and Operating Information of CVR Partners and Rentech Nitrogen, page 89

3. Please consider adding a parallel column with this data for a recent 12 month period, for context. Refer to Item 10(b)(2) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2015, page 133

4. We note from your disclosure on page 35 that Rentech Nitrogen will be required under the indenture governing the Second Lien Notes to repurchase within 90 days of the merger all outstanding Second Lien Notes at a price equal to 101% of the principal amount. In this regard, please tell us how you considered the change in control provision with respect to determining the appropriate classification of the related debt in the pro forma financial statements and tell us why you believe non-current presentation is appropriate.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 136

(2) Purchase Price, page 136

5. Reference is made to the preliminary estimated assets acquired and liabilities assumed by CVR in the acquisition of Rentech Nitrogen on page 137. Please tell us whether you anticipate allocating any of the purchase price consideration to specific identifiable intangible assets (e.g. customer lists, contracts acquired, trademarks, etc.). If so, please revise to disclose the assets and expected amortization period. If no amounts are expected to be recognized, please explain why.

(4) Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheets, page 139

6. Reference is made to footnote 4(J). Please explain why you have given pro forma effect to eliminate deferred financing costs of $6.6 million for Rentech Nitrogen's Second Lien Notes when you indicate in note (3) on page 138 that such long-term debt will remain outstanding.

<u>Footnote 4(m) – Fair Value of Long Term Debt, page 140</u>

7. We note your disclosure in footnote 2 that the fair value of long term debt assumed is $347.2 million, consisting of $323.2 million in Second Lien Notes and the $24 million GE Credit Facility, which will be repaid as part of the transaction. Please explain why you have presented pro forma long term debt of $313.2 million as of June 30, 2015. If this is not a typographical error, please add a discussion of this difference to this footnote.

<u>Material U.S. Federal Income Tax Consequences, page 143</u>

<u>Tax Consequences of the Mergers to Rentech Nitrogen Common Unitholders, page 145</u>

8. We note your disclosure that a transfer of property (other than money) by a partner to a partnership and a transfer of money or other consideration (other than an interest in such partnership) by the partnership to such partner may, in certain circumstances, be characterized as a "disguised sale" of property rather than a nontaxable contribution of such property to the partnership under Section 707 of the Internal Revenue Code. Please discuss what those circumstances are in this section.

<u>Exhibits</u>

9. Please file the form of proxy card and the executed legality opinion prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: E. Ramey Layne, Esq.